Novartis AG PO Box CH 4002 Basel

May 9, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC  20549

Re:	Novartis AG
Form 20-F for Fiscal Year Ended December 31, 2022
Filed February 1, 2023
File No. 001-15024

Ladies and Gentlemen:

This is in reply to your letter addressed to Harry Kirsch, our Chief Financial Officer, dated April 25, 2023. For ease of reference, we set forth your comment below, followed by our response.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 5. Operating and Financial Review and Prospects

Core operating income key figures, page 59

SEC Staff Request:

1.	Please revise future filings to more prominently and clearly identify tables including non-IFRS measures and to consistently label all non-IFRS measures presented. We note for example, the table on page 59 labeled Core operating income key figures includes all non-IFRS measures but is only designated as such by a small footnote presented below the table in a smaller font. In this regard, we also note that selling, general and administration, research and development, other income and other expense included in the table are all non-IFRS measures and not identified as such. Refer to Non-GAAP Financial Measures C&DIs 100.05 and 102.10(a) and revise future filings to comply.

Novartis response:

We respectfully acknowledge the SEC Staff’s comment and in future filings we will more prominently and clearly identify tables including non-IFRS measures and consistently label all non-IFRS measures presented, including in the table labeled Core operating income key figures in our Annual Report on Form 20-F. The proposed disclosure below demonstrates how we intend to revise in our future filings the table labeled Core operating income key figures based on the disclosure included on page 59 of our Annual Report on Form 20-F for the year ended December 31, 2022.

U.S. Securities and Exchange Commission

May 9, 2023

Core operating income key figures[1] The following table provides an overview of the non-IFRS measures of Core operating income key figures:

			Change	Change in constant
	Year ended	Year ended	in USD	currencies
(USD millions unless indicated otherwise)	Dec 31, 2022	Dec 31, 2021%		%
Core gross profit	40 392	41 097	–2	4
Core selling, general and administration	–14 190	–14 815	4	–1
Core research and development	–9 088	–9 041	–1	–5
Core other income	384	421	–9	–2
Core other expense	–833	–1 074	22	17
Core operating income	16 665	16 588	0	8
Core operating income as % of net sales to third parties	33.0	32.1

1 For an explanation of non-IFRS measures and reconciliation tables, see “—Non-IFRS measures as defined by Novartis.”

Exhibits

SEC Staff Request:

2.	We note that the certifications filed in Exhibits 13.1 and 13.2 refer to the annual report on Form 20-F for the year ended December 31, 2021. Please amend the filing to refer to the appropriate annual report which is the Form 20-F for the year ended December 31, 2022. The corrected certifications should be filed with a full amendment to your Form 20-F. Refer to Question 246.14 of the SEC Staff’s C&DI on Regulation S-K.

Novartis response:

We respectfully acknowledge the SEC Staff’s comment. We advise that our Chief Executive Officer and Chief Financial Officer signed certifications to be filed as Exhibits 13.1 and 13.2 which correctly referenced our Annual Report on Form 20-F for the year ended December 31, 2022; however, in the process of preparing the electronic version of those exhibits for filing with the SEC via the EDGAR system, the references to December 31, 2021 were inadvertently included in the electronic versions of Exhibits 13.1 and 13.2 as the result of a typographical error. Consistent with the SEC Staff’s guidance in Question 246.14 of the SEC Staff's Regulation S-K Compliance and Disclosure Interpretations, we will file a full amendment to the Form 20-F which includes corrected Exhibits 13.1 and 13.2.

U.S. Securities and Exchange Commission

May 9, 2023

We trust that this letter responds to the issues raised in your comment letter.  If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

Novartis AG

/s/ Karen Hale	/s/ Harry Kirsch
Karen Hale	Harry Kirsch
Chief Legal Officer of Novartis	Chief Financial Officer of Novartis